Filed pursuant to Rule 253(g)(2)

File No. 024-12657

OFFERING CIRCULAR SUPPLEMENT NO. 2

TO THE FORM 1-A OFFERING STATEMENT QUALIFIED ON JANUARY 5, 2026

DATED: MAY 15, 2026

IMMERSED INC.

106 E. 6th St. STE 900-202
Austin, Texas 78701
512-649-5589
https://immersed.com

Up to 26,582,278 Shares of Series B Common Stock to be issued and sold by the Company in the Primary Offering

Up to 5,063,291 Shares of Series B Common Stock to be sold by Selling Stockholders in the Secondary Offering

Consisting of up to 31,645,569 Shares of Series B Common Stock to be sold for Cash Consideration and up to 5,316,455 Shares of Series B Common Stock to be issued as Bonus Shares

This offering circular supplement no. 2 (this “Supplement”) relates to the Rule 253(g) offering circular of Immersed Inc., a Delaware corporation (the “Company,” “Immersed,” “we,” “us” or “our”), filed on January 7, 2026 related to the Form 1-A offering statement qualified by the U.S. Securities and Exchange Commission (the “SEC”) on January 5, 2026 (the “Offering Circular”), as supplemented by offering circular supplement no. 1 filed with the SEC on March 27, 2026 (the “Supplement No. 1”). Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular.

The purpose of this Supplement is to disclose that, effective as of May 15, 2026 (the “Effective Date”), the price per share of the Shares of Series B Common Stock in this Offering is increased from $0.72 to $0.79. In connection with this change, we are proportionally reducing the number of Shares (i) to be issued and sold by (a) the Company in the Primary Offering and (b) the Selling Stockholders in the Secondary Offering, and (ii) to be issued as Bonus Shares. As a result, the total gross proceeds remains the same at up to approximately $25,000,000 (without taking into consideration the Transaction Fee), consisting of up to 31,645,569 Shares to be sold at $0.79 for cash consideration.

The price adjustment represents an approximately 19.7% increase from the most recent offering price disclosed in the Offering Circular, or an approximately 9.7% increase from the offering price disclosed in the Supplement No. 1, and is being made pursuant to a supplement to the Offering Circular. The SEC permits issuers to file offering circular supplements, from time to time, to change the offering price of shares being offered so long as such change: (i) constitutes an increase of no more than 20% relative to the most recently qualified offering price; and (ii) does not result in a violation of the maximum offering amount limitations as set forth under Rule 251(a)(2) of Regulation A.

New subscriptions accepted by us on or after the Effective Date will be at the revised price of $0.79 per share with a 3.0% Transaction Fee. For subscriptions agreements submitted prior to the Effective Date that have not yet been accepted by us, the following applies:

•	If the investment has already been funded and we accept the subscription after the Effective Date, the subscription will be processed at the prior offering price of $0.72 per share.

•	If the investment has not been funded, we or our agents will notify the affected subscribers of the price increase and provide them with one week to confirm their investment at $0.72 per share. If the subscriber does not confirm within the one-week period, the unfunded subscription will be cancelled. To participate in the Offering after cancellation, the subscriber will need to submit a new subscription at the increased price of $0.79 per share.

Accordingly, the Offering Circular is hereby supplemented as follows:

As of May 15, 2026, we had sold and issued approximately the following number of shares:

Share Price	Gross Proceeds*	Primary Offering	Secondary Offering	Bonus Shares	Total Shares
$0.66	$3,620,132	4,607,442	877,607	150,243	5,635,292
$0.72	$898,155	1,047,848	199,589	5,741	1,253,178
Total	$4,518,287	5,655,290	1,077,196	155,984	6,888,470

*Does not include 3.0% Transaction Fee.

This Supplement relates to (i) the primary offering for the issuance and sale of up to 26,582,278 shares of the Company’s Series B common stock, par value $0.00001 per share (the “Series B Common Stock” and “Shares,” respectively) by us for cash consideration of up to $21,000,000 (the “Primary Offering”), and (ii) the secondary offering for sale of up to 5,063,291 Shares by the Selling Stockholders (as defined under “Plan of Distribution—Selling Stockholders” below) for cash consideration of up to $4,000,000 (the “Secondary Offering”), consisting of a maximum of up to 31,645,569 Shares to be offered by us and the Selling Stockholders at a price per share of $0.79 per share issuable or resold, as applicable, in exchange for cash consideration (plus a 3.0% Transaction Fee (as defined below) in connection with the Primary Offering and Secondary Offering), and a maximum of 5,316,455 Shares to be issued to eligible investors as “Bonus Shares” for no additional cash consideration to us, pursuant to Regulation A, Tier 2, under the Securities Act of 1933, as amended (the “Securities Act” and the “Offering”). The Company will not receive any of the proceeds from the sale of Shares being sold by the Selling Stockholders.

This Offering is being conducted on a “best efforts” basis, and we and the Selling Stockholders intend to sell the Shares either directly to investors or through registered broker-dealers who are paid commissions. This Offering will terminate on the earlier of (i) January 5, 2028, (ii) the date on which the Primary Offering Maximum Amount (as defined below) is sold, or (iii) when the board of directors of the Company (the “Board”), at its sole discretion, elects to terminate the Offering (in each such case, the “Termination Date”).

The minimum investment amount from an investor is $999.35 or 1,265 shares, plus a 3.0% investor transaction fee; however, we expressly reserve the right to waive this minimum in the sole discretion of our management.

We will hold closings at any time at the Company’s discretion upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Primary Offering Maximum Amount (as defined below), then we may hold one or more additional closings for additional sales of Shares, until the earlier of (i) the sale of the Primary Offering Maximum Amount (as defined below) or (ii) the Termination Date. There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying the proceeds from the Offering in accordance with the uses set forth in the section entitled “Use of Proceeds” of this Supplement. No funds will be placed in an escrow account during the offering period, and no funds will be returned once an investor’s subscription agreement has been accepted by us. Subscriptions for Shares are irrevocable, and the purchase price is non-refundable, unless the Company rejects a subscription, as expressly stated in the Offering Circular. All proceeds received by us from subscribers in this Offering will be available for use by us upon our acceptance of subscriptions for the Shares.

Investing in the Shares involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” included in the Offering Circular for a discussion of certain risks that you should consider in connection with an investment in the Shares.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Number of Shares		Price to Public (2)	Broker-Dealer Discounts and Commissions (3)	Proceeds to Issuer Before Expenses (4)	Proceeds to Selling Stockholders(7)
Per Share of Series B Common Stock	31,645,569	(1)	$0.79	$0.04	$0.75	$0.75
Bonus Shares	5,316,455
Transaction Fee (5)			$0.02	$0.001	$0.02	$0.02
Per Share plus Transaction Fee			$0.81	$0.04	$0.77	$0.81
Total Maximum with Transaction Fee (6)			$25,750,000	$1,711,500	$20,038,500	$4,000,000
Total Maximum Including Value of Bonus Shares and Transaction Fee (6)			$29,950,000	$1,711,500	$20,038,500	$4,000,000

(1)	Represents up to 26,582,278 Shares to be issued and sold by the Company in the Primary Offering and up to 5,063,291 Shares to be sold by Selling Stockholders in the Secondary Offering.

(2)	Reflects a public offering price using a price per share of $0.79 per Share, plus the $0.02 Transaction Fee (as defined below) per Share. In connection with the Primary Offering, the Company is offering up to 26,582,278 Shares directly to investors for up to a maximum of approximately $21,630,000. In connection with the Secondary Offering, the Selling Stockholders are offering up to 5,063,291 Shares directly to investors for up to a maximum of approximately $4,000,000. Additionally, the Company has allocated up to 5,316,455 additional Shares to be issued as Bonus Shares to eligible investors for no additional consideration (and no Transaction Fee will be applied to any Bonus Shares). The Bonus Shares represent 20% of the total number of Shares offered by the Company in connection with the Primary Offering. Investors who meet specified investment thresholds, and existing investors who make a new cash investment in this Offering, may receive Bonus Shares of up to 20% of the number of Shares purchased with their total cash investment in this Offering at the offering price of $0.79 per Share (excluding any Transaction Fees). In all cases, eligibility for, and the calculation of, Bonus Shares is based on an investor’s total cash investment in this Offering and is determined without regard to the allocation of the offering proceeds between the Primary Offering and the Secondary Offering, and the total number of Bonus Shares issued in this Offering will not exceed 5,316,455 Shares. For the purposes of Rule 251(a)(2), the Company is using an implied value of up to approximately $4,200,000 for the Bonus Shares. For more information regarding the eligibility criteria and calculation of Bonus Shares, see “Plan of Distribution.”

(3)	The minimum investment amount for each subscription is $999.35 or 1,265 shares, which must be rounded up to the nearest whole number, plus a 3.0% Transaction Fee (as defined below) per Share. The Offering may be made, in management’s discretion, directly to investors by the management of the Company on a “best efforts” basis. We reserve the right to offer the Shares through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) and its affiliates, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the Company or from the Selling Stockholders with a view to sell those for the Company or the Selling Stockholders as part of the distribution of the security. The Company has agreed to pay Broker and its affiliates a one-time payment of $67,500, and monthly payments of $3,000 for up to three months for accountable expenses (total of $9,000), which are subject to refund, if expenses are not incurred. Once the offering commences, monthly payments of $3,000 will be paid for service fees up to a maximum of $27,000, plus a budget of supplemental marketing fees of $449,250, which may be used at the Company’s discretion on a case-by-case basis, and a 4.5% commission (x) on the aggregate amount raised by the Company in connection with the Primary Offering and on the aggregate amount sold by the Selling Stockholders in connection with the Secondary Offering, and (y) on the Transaction Fee. Neither the Broker nor its affiliates will receive compensation on the issuance of the Bonus Shares. In case this Offering is fully subscribed, the maximum amount the Company would pay to the Broker is approximately $1,711,500. See “Plan of Distribution” for more details.

(4)	The amounts shown in the “Proceeds to Issuer Before Expenses” column include a deduction of 4.5% for commissions payable to Broker on all the Shares being offered in connection with the Primary Offering and the Secondary Offering, including on the Transaction Fee, and other Broker and affiliate compensation. The amount shown is before deducting other organization and Offering costs to be borne by the Company, including accounting, legal, printing, due diligence, software, marketing, selling and other costs incurred in the Offering of the Shares. The Company agreed to bear the costs and expenses on behalf of the Selling Stockholders in connection with the Secondary Offering. See “Use of Proceeds” and “Plan of Distribution.”

(5)	In connection with this Offering, investors will be required to pay a transaction fee equal to 3.0% of the subscription price per Share (the “Transaction Fee”) to the Company at the time of the subscription to help offset estimated transaction costs of 2% for payment processing of the investors subscription proceeds (not reflected in the table above). The Broker and its affiliates will also receive compensation of 4.5% of the Transaction Fee up to approximately $33,750 (assuming all Shares are sold in connection with the Primary Offering and the Secondary Offering), which is included in the maximum compensation described in footnote (2) above. The remainder proceeds from the Transaction Fee of up to approximately $716,250 will be allocated to the Company to offset the transactions costs of this Offering. Transaction Fee applies to the Primary Offering and the Secondary Offering, but the Transaction Fee does not apply to the Bonus Shares eligible investors may receive in this Offering. See “Plan of Distribution” for more details.

(6)

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Shares are only being issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. While the Company will not receive any additional consideration for the Bonus Shares issued as part of this Offering or the Shares sold by the Selling Stockholders in connection with the Secondary Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is approximately $29,950,000 composed of approximately $20,038,500 in actual proceeds to the Company from investors, approximately $1,711,500 for the maximum amount the Company would have to pay to the Broker in case of a fully subscribed Offering (which includes the investor Transaction Fee), the value of the Bonus Shares of approximately $4,200,000, and approximately $4,000,000 in gross proceeds to the Selling Stockholders in connection with the Secondary Offering. This full amount of approximately $29,950,000 is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

(7)	The Selling Stockholders are offering up to 5,063,291 Shares directly to investors for up to a maximum of approximately $4,000,000 (excluding the Transaction Fee). However, the aggregate amount of approximately up to $114,600, which is derived from the Transaction Fee, will be collected and allocated to the Company at the time of the subscription to help offset transaction costs, while the amount of approximately up to $5,400 will be allocated to the Broker as part of Broker’s commission of 4.5%, as described above. The Company will bear the Broker’s commission of 4.5% and the other costs and expenses incurred by the Selling Stockholders in connection with the Secondary Offering. Therefore, the Selling Stockholders will receive up to $4,000,000, on a pro rata basis, assuming all of their Shares offered in the Secondary Offering are sold. The amounts shown in the “Proceeds to Selling Stockholders” column does not include a deduction of 4.5% for commissions payable to Broker on the Shares being offered in connection with the Secondary Offering through Dealmaker’s platform and on the Transaction Fee applicable to those Shares. See “Plan of Distribution—Selling Stockholders” for more information.

BONUS SHARES ARE AVAILABLE TO INVESTORS BASED ON THE CRITERIA DISCUSSED BELOW UNDER “PLAN OF DISTRIBUTION.” INVESTORS WILL PAY FULL PRICE FOR THEIR SECURITIES, AND IF ELIGIBLE, MAY RECEIVE BONUS SHARES EQUAL TO AN AMOUNT THAT IS UP TO 20% OF THE NUMBER OF SHARES PURCHASED. BONUS SHARES BASED ON THE AMOUNT OF INVESTMENT WILL BE BASED ON A SINGLE TRANSACTION AND ARE NOT CUMULATIVE OF MULTIPLE PURCHASES. THOSE INVESTORS NOT ELIGIBLE FOR ANY BONUS SHARES OR THE MAXIMUM VALUE OF BONUS SHARES WILL EXPERIENCE SIGNIFICANT DILUTION COMPARED TO INVESTORS RECEIVING 20% BONUS SHARES AND WILL RESULT IN INVESTORS PAYING DIFFERENT AMOUNTS FOR THEIR SHARES DEPENDENT ON HOW MANY BONUS SHARES THEY RECEIVE.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A+. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

IF THE INVESTOR LIVES OUTSIDE OF THE U.S., IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

Bonus Shares

In connection with this Offering, the Company has allocated up to 5,316,455 additional shares of Series B Common Stock to be issued as Bonus Shares to eligible investors for no additional consideration, and no Transaction Fee will be applied to any Bonus Shares. The Bonus Shares represent 20% of the total number of Shares offered by the Company in connection with the Primary Offering. Investors who meet specified investment thresholds, and existing investors who make a new cash investment in this Offering, may receive Bonus Shares of up to 20% of the number of Shares purchased with their total cash investment in this Offering at the offering price of $0.79 per Share (excluding any Transaction Fees). In all cases, eligibility for, and the calculation of, Bonus Shares is based on an investor’s total cash investment in this Offering and is determined without regard to the allocation of the offering proceeds between the Primary Offering and the Secondary Offering, and the total number of Bonus Shares issued in this Offering will not exceed 5,316,455 Shares. The amount of Bonus Shares investors in this Offering are eligible to receive and the criteria for receiving such Bonus Shares is described under “Plan of Distribution—Bonus Shares for Certain Investors (Up to 20%)” below.

Our current noteholders, including holders of convertible promissory notes issued by us, will not be deemed “investors” eligible for Bonus Shares unless and solely to the extent they make a new cash investment in this Offering after qualification by the SEC. No Bonus Shares will be issued in respect of any conversion, exchange, or cancellation of outstanding indebtedness, including the conversion of any notes issued by us, whether before or after qualification of this Offering by the SEC.

THE OFFERING

Issuer	Immersed Inc., a Delaware corporation.

Securities Offered by the Company	A maximum of 26,582,278 shares of Series B Common Stock at an offering price of $0.79 per Share, plus up to 5,316,455 additional Shares eligible to be issued as Bonus Shares for no additional consideration.

Securities Offered by Selling Stockholders	A maximum of 5,063,291 shares of Series B Common Stock at an offering price of $0.79 for up to $4,000,000 to be received by the Selling Stockholders.

Securities Outstanding before this Supplement (as of May 14, 2026):

Shares of capital stock(1)	(i) Zero shares of Series A Common Stock; (ii) 72,140,508 shares of Series B Common Stock; (iii) 75,833,333 shares of Series C Common Stock; and (iv) 166,305,280 shares of Series 1 Preferred Stock.

Securities Outstanding after the Offering(2):

Shares of capital stock(1)	(i) Zero Series A Common Stock; (ii) 97,542,314 shares of Series B Common Stock; (iii) 76,180,555 shares of Series C Common Stock; and (iv) 166,305,280 shares of Series 1 Preferred Stock.

Price per Share	$0.79

Transaction Fee per Share	$0.02

Primary Offering Maximum Amount	Approximately $21,750,000 (including the investor Transaction Fee of 3.0% to offset our Offering costs assuming the Primary Offering Maximum Amount and Secondary Offering Amounts are raised).

Secondary Offering Maximum Amount(3)	Approximately $4,000,000. In addition to this amount an investor Transaction Fee of 3.0% will be charged, which will be collected and allocated to the Company to offset the Offering costs assuming the Secondary Offering Maximum Amount is sold).

Use of Proceeds	If the Primary Offering Maximum Amount is sold, our net proceeds (after our estimated offering expenses, broker-dealer discounts and commissions of approximately $1,711,500) are expected to be approximately $20,038,500 (including the Transaction Fee applied on the Selling Stockholders’ Shares, assuming the total Selling Stockholders’ Shares are sold in connection with the Secondary Offering, which will be allocated to the Company to offset the Offering costs). We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, product development, salaries and compensation, general corporate purposes, offering expenses, and such other purposes described in the “Use of Proceeds” section of this Offering Circular. We will not receive any of the proceeds from the sale of Shares being sold by the Selling Stockholders in connection with the Secondary Offering.

Risk Factors	Investing in our Shares involves a high degree of risk. See “Risk Factors” included in the Offering Circular and below.

(1)	As of May 15, 2026, 241,376,060 options to purchase shares of Series B Common Stock have been issued pursuant to stock option award agreements under the Company’s 2017 Stock Option Plan (as amended from time to time, the “2017 Stock Option Plan”), with exercise prices ranging from $0.001 per share to $0.185 per share. In November 2025, the Board and the Company’s stockholders approved the termination of the 2017 Stock Option Plan and the adoption of the Company’s 2025 Equity Incentive Plan (the “2025 Plan”), which replaces the 2017 Stock Option Plan for all new equity compensation awards. As of May 15, 2026, 30,851,920 options to purchase shares of Series A Common Stock have been issued. 11,453,180 shares of Series A Common Stock remain available for future grants under the 2025 Plan.

(2)	Considering the maximum amount of Shares in connection with the Primary Offering is issued and sold by us and all Bonus Shares are issued, and considering the maximum amount of Shares in connection with the Secondary Offering is sold by the Selling Stockholders.

(3)	The Selling Stockholders will receive up to $4,000,000, on a pro rata basis, assuming the Secondary Offering Maximum Amount is sold.

RISK FACTORS

The following risk factors are amended and restated to reflect the update price per share and number of Shares offered in this Offering. All other risk factors set forth in the Offering Circular remain unchanged.

Investors in this Offering will incur immediate dilution from the offering price.

Because our price per share being offered is higher than our book value per share, investors will suffer immediate dilution in our net tangible book value purchased in this Offering. After giving effect to (i) the sale by us in the Primary Offering of Shares at an assumed public offering price of $0.79 per share, and the deduction of approximately $2.449 million in offering expenses and commissions payable by us, and (ii) issuance of all Bonus Shares, and assuming that (a) all Shares subject to the Secondary Offering are sold by the Selling Stockholders (which sales will not result in proceeds to us) and (b) no other shares of the Company are sold, and after giving effect to the conversion of certain convertible notes into an aggregate of 16,433,924 shares of Series B Common Stock pursuant to the note conversion and cancellation agreements entered into on December 24, 2025, the note conversion of the 2025 Regulation CF and Regulation D convertible notes into an aggregate of 7,310,604 shares of Series B Common stock, and the exercise of 1,983,800 stock options for shares of Series B Common Stock, our post-Offering pro forma net tangible book value as of June 30, 2025 would be approximately $3.515 million, or $0.02 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.16 per share to our existing stockholders as of June 30, 2025, and an immediate dilution in pro forma net tangible book value of approximately $0.77 per share to investors purchasing Shares in this Offering. See “Dilution” on page 9 for a more detailed description of the dilution to new investors in the Offering.

We are offering Bonus Shares to certain investors, which will result in increased dilution to investors who do not receive Bonus Shares or receive a lower percentage of Bonus Shares.

In connection with this Offering, we have allocated up to 5,316,455 additional Shares to be issued as Bonus Shares to eligible investors for no additional consideration, and no Transaction Fee will be applied to any Bonus Shares. The Bonus Shares represent 20% of the total number of Shares offered by the Company in connection with the Primary Offering. Under our Bonus Share program described under “Plan of Distribution,” investors who meet specified investment thresholds, and existing investors who make a new cash investment in this Offering, may receive Bonus Shares in an amount of up to 20% of the number of Shares purchased with their total cash investment in this Offering (and, in the case of existing investors, additional Bonus Shares equal to 20% of such purchased Shares), in each case without regard to the allocation of the offering proceeds between the Primary Offering and the Secondary Offering.

As a result, investors who qualify for higher Bonus Share percentages (including existing investors who receive additional Bonus Shares) will effectively pay a lower average price per Share than investors who do not qualify for Bonus Shares or qualify for a lower percentage of Bonus Shares. The issuance of Bonus Shares for no additional consideration will increase the total number of Shares outstanding and dilute the economic and voting interests of investors who do not receive Bonus Shares, or who receive fewer Bonus Shares than other investors, compared to those investors who receive a higher percentage of Bonus Shares.

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Shares at $0.79 per share. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

We have conducted multiple offerings of securities, and the integration of these offerings could materially harm our business and financial condition.

We are currently and will in the future be involved in one or more unrelated offerings of our securities. Any two or more of our securities offerings could be found by the SEC or a state securities agency to be “integrated” and therefore constitute a single offering of securities. The integration of our offerings could lead to a disallowance of certain exemptions from registration for the sale of our securities in such other securities offerings. Such a finding could give rise to various legal actions on behalf of a federal or state regulatory agency against the Company.

We will not receive any proceeds from Shares sold by Selling Stockholders, which may limit our ability to use offering proceeds for corporate purposes.

A portion of the Shares offered in this Offering are being sold by existing Selling Stockholders rather than by us. We will not receive any proceeds from the sale of Shares by Selling Stockholders. Selling Stockholders are offering up to 5,063,291 Shares, representing approximately 13.7% of the total Shares offered (including the Bonus Shares), or approximately 16.0% of the total Shares being sold for cash consideration. Investors will not be able to choose whether they are purchasing Shares from the Company or from Selling Stockholders. Further, the proceeds from Shares sold by Selling Stockholders will go directly to those Selling Stockholders. As a result, we will receive less capital from this Offering than if we were selling all of the offered Shares ourselves. This reduction in proceeds may limit our ability to fund operations, pursue growth opportunities, or achieve other corporate objectives that we might otherwise accomplish with the full proceeds of the Offering.

DILUTION

As of May 15, 2026, an aggregate of 147,973,841 shares of Common Stock is outstanding. In addition, 241,376,060 options to purchase shares of Series B Common Stock have been issued pursuant to stock option award agreements under the 2017 Plan, with exercise prices ranging from $0.001 to $0.185 per share. As of May 15, 2026, 30,851,920 options to purchase shares of Series A Common Stock have been issued. 11,453,180 shares of Series A Common Stock remain available for future grants under the 2025 Plan.

Additionally, 52,320,960 options to purchase shares of Series B Common Stock have been issued to our founder pursuant to stock option award agreements, with exercise prices ranging from $0.002 to $0.041 per share. Future awards could be issued at per share prices above or below the Offering Price. The following dilution discussion does not include any conversion of our outstanding convertible notes into shares of Series B Common Stock, or any awards under our 2017 Stock Option Plan and 2025 Plan, or awards granted to our executive officers outside of the 2017 Stock Option Plan and 2025 Plan.

If you purchase Shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.

Our net tangible book value as of June 30, 2025, was approximately $(15.787) million or $(0.14) per share based on 116,434,240 outstanding shares of Common Stock. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding, all as of the date specified.

After giving effect to (i) the sale by us in the Primary Offering of Shares at an assumed public offering price of $0.79 per share, and the deduction of approximately $2.448 million in offering expenses and commissions payable by us, and (ii) issuance of all Bonus Shares, and assuming that (a) all Shares subject to the Secondary Offering are sold by the Selling Stockholders (which sales will not result in proceeds to us) and (b) no other shares of the Company are sold, and after giving effect to the conversion of certain convertible notes into an aggregate of 16,433,924 shares of Series B Common Stock pursuant to the note conversion and cancellation agreements entered into on December 24, 2025, the note conversion of the 2025 Regulation CF and Regulation D convertible notes into an aggregate of 7,310,604 shares of Series B Common stock, and the exercise of 1,983,800 stock options for shares of Series B Common Stock, our post-Offering pro forma net tangible book value as of June 30, 2025, would be approximately $3.515 million, or $0.02 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.16 per share to our existing stockholders as of June 30, 2025, and an immediate dilution in pro forma net tangible book value of approximately $0.77 per share to investors purchasing Shares in this Offering.

Because all series of shares of our Common Stock have the same economic rights (and differ only with respect to voting rights), we have counted the outstanding Series A Common Stock, Series B Common Stock and Series C Common Stock equally for purposes of the dilution calculations below. The following table illustrates the per share dilution to investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Shares offered for sale in this Offering (after deducting our estimated offering expenses and Broker commission of approximately $2.448 million, $2.030 million, $1.612 million, and $1.193 million), respectively, as of June 30, 2025:

Funding Level	$19,301,120	$13,282,057	$7,262,995	$1,243,932
Offering Price	$0.79	$0.79	$0.79	$0.79
Net tangible book value per Share at June 30, 2025	$(0.14)	$(0.14)	$(0.14)	$(0.14)
Increase per Share attributable to existing investors in this Offering	$0.16	$0.12	$(0.40)	$(1.69)
Pro forma net tangible book value per Share after Offering at June 30, 2025	$0.02	$(0.02)	$(0.06)	$(0.12)
Dilution to investors purchasing Share in the Offering	$0.77	$0.81	$0.85	$0.91

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Valuation

As of the date of this statement, the implied pre-money valuation of the Company for purposes of this offering is $489,349,164 as determined by the Company's management based on valuation considerations described below and the shares outstanding prior to this Supplement of 619,429,321. This valuation is not based on an independent third-party appraisal.

Valuation considerations

Any valuation is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess.

As discussed in Future Dilution section above, the valuation of the Company will determine the amount by which the investor’s stake is diluted in the future. Companies typically sells its shares or grants options over its shares to its founder and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founder or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation, if used by a different person.

Liquidation Value — This represents the estimated amount that could be realized if the Company ceased operations and sold its assets in an orderly or forced sale, minus all outstanding liabilities. For example, a bakery’s assets might include equipment such as mixers, ovens, and inventory, while liabilities could include lease obligations, loans, and accounts payable.

Liquidation value typically excludes intangible assets that may have significant economic potential, such as proprietary technology, trade secrets, brand value, or customer relationships (e.g., a “secret recipe”). As a result, liquidation value often significantly understates the value of early-stage or growth-oriented companies, particularly startups whose primary assets consist of intellectual property, software, or human capital rather than physical equipment.

For most startups, liquidation value is not a meaningful indicator of enterprise value and is not used by management to determine the offering price. However, it may be relevant as a downside or floor value, illustrating the potential recovery available to investors in an adverse scenario.

Book Value — This represents accounting value. It is derived from the Company’s balance sheet and represents total assets minus total liabilities, as recorded in accordance with generally accepted accounting principles (GAAP). Assets are generally recorded at historical cost, less depreciation or amortization, rather than at current market value.

As a result, book value may not reflect increases in asset value over time and often omits or understates the economic value of internally developed intangible assets, such as software, patents, trademarks, trade names, customer lists, or proprietary processes. Conversely, book value may include assets that have limited resale value.

Management generally views book value as a historical accounting measure rather than an indicator of economic or enterprise value, and it was not the primary method used to determine the price of the securities offered. In early-stage companies, book value frequently bears little relationship to valuation because significant value may reside in future growth prospects rather than recorded assets.

Earnings Approach — This represents an estimate the value of the Company based on the present value of expected future economic benefits, such as cash flows, earnings, or other financial returns. Under this approach, investors consider what they are willing to pay today in exchange for anticipated future returns, adjusted for factors such as inflation, opportunity cost, and the risk that expected returns may not be achieved.

This approach necessarily relies on management’s assumptions regarding future performance, including revenue growth, operating margins, capital requirements, market conditions, and competitive factors. Because earlier-stage companies often have limited operating histories, these assumptions are uncertain and inherently subjective. Small changes in assumptions can result in materially different valuations.

Although the earnings approach often produces higher valuations than liquidation or book value approaches, it is also inherently more speculative. Accordingly, management may use this approach as one of several reference points, rather than as a precise determination of value.

Comparable Company Approach – This represents management’s reviews and analysis of valuation information for other companies that operate in similar industries or markets, are at a comparable stage of development, or have similar business models (“comparable companies”). This approach generally involves reviewing publicly available or privately reported valuation metrics, such as revenue multiples or other financial and operational indicators.

Comparable companies may differ from the Company in significant ways, including size, growth rate, profitability, geographic scope, management experience, capital structure, and access to capital markets. As a result, valuations of comparable companies are not necessarily indicative of the value of the Company. Management did not rely on any single comparable company or metric, and this approach was used only as a general reference point rather than a precise measure of value.

Prior Financing Valuation – This represents a current valuation of a company implied by the Company’s value indicated in prior financings, if any. These prior valuations were established at different points in time and were based on the Company’s circumstances, operating history, and market conditions at the time of those financings.

Prior financing valuations may not reflect the Company’s current financial condition, business prospects, or market environment. In addition, prior investors may have received securities with rights, preferences, or terms that differ from the securities offered in this offering. Accordingly, prior financing valuations were not determinative of the offering price and should not be viewed as an indication of the value of the securities being offered.

Valuation Volatility

Different valuation approaches can produce materially different results. Liquidation and book value approaches tend to be more conservative, while earnings-based approaches emphasize growth and potential. Future investors, lenders, or acquirers may apply different valuation methodologies or assumptions, which could result in higher or lower valuations than the valuation implied by this offering.

It is common for later-stage investors, including institutional investors such as venture capital firms, to invest at valuations that differ from earlier offerings. If a future financing occurs at a lower valuation than the valuation implied by this offering (commonly referred to as a “down round”), the value of an investor’s securities may decrease, and the investor may experience dilution or a reduction in the perceived value of their investment, as described above in Dilution.

No single valuation method can determine the precise value of the Company or the securities offered. The offering price reflects management’s judgment, informed by multiple valuation perspectives, market conditions, and the Company’s stage of development. Investors should consider the offering price in light of the speculative nature of early-stage investments and the possibility that future valuations may differ materially from the valuation implied by this offering.

PLAN OF DISTRIBUTION

The Shares are being offered by us on a “best-efforts” basis. There is no aggregate minimum to be raised in order for the Offering to become effective, and therefore the Offering will be conducted on a “rolling basis.” This means we are entitled to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, research and development expenses, offering expenses, working capital, general corporate purposes, repayment of debt (if any) and, prior to our use of the proceeds, other uses, including short-term, interest-bearing investments, as more specifically set forth in the “Use of Proceeds” below.

Agreement with DealMaker Securities, LLC

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA (the “Broker”), has been engaged to provide the administrative and compliance related functions in connection with this Offering, and as broker-dealer of record. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker (“DealMaker”) and DealMaker Reach, LLC (“Reach”).

Neither the Broker nor its affiliates will receive compensation for the sale or issuance of bonus securities. The aggregate fees payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

The Broker will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;

•	Reviewing with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;

•	Reviewing with the Company on question customization for investor questionnaire, selection of webhosting services, and template for the Offering campaign page;

•	Advising us on compliance of marketing material and other communications with the public with applicable legal standards and requirements;

•	Providing advice to the Company on preparation and completion of this Offering Circular;

•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;

•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering;

•	Working with Company personnel and counsel in providing information to the extent necessary;

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;

•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;

•	Coordinating with third party agents and vendors in connection with performance of services;

•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;

•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;

•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;

•	Reviewing with the Company regarding any material changes to the Form 1-A which may require an amended filing; and

•	Reviewing third party provider work-product with respect to compliance with applicable rules and regulations.

Such services shall not include providing any investment advice or any investment recommendations to any investor. For these services, we have agreed to pay Broker:

•	A one-time $27,500 payment for accountable expenses;

•	A cash commission equal to four and one-half percent (4.5%) of each investor’s total amount invested in the Offering (including the 3.0% Transaction Fee), not to exceed a maximum of $1,158,749.99, if fully subscribed.

Technology Services

The Company has also engaged DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at https://invest.immersed.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer, wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

For these services, we have agreed to pay DealMaker:

•	A one-time $10,000 payment and monthly payments of $2,000 for three months (up to $6,000) for accountable expenses; and

•	After the Offering commences, $2,000 monthly marketing advisory fee, to a maximum of $18,000.

Marketing and Advisory Services

The Company has also engaged Reach, an affiliate of Broker, for certain marketing advisory and consulting services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

•	A one-time $30,000 payment and monthly payments of $1,000 for three months (up to $3,000) for accountable expenses for the provision of marketing consulting services and developing materials with respect to the self-directed electronic roadshow; and

•	After the Offering commences, $1,000 monthly marketing advisory fee, to a maximum of $9,000.

For supplemental marketing services, Reach will receive as compensation a maximum of $449,250, which will be requested on a case-by-case basis as the Company requests for the placement of marketing advertisements.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $1,711,500.

Transaction Fee

In connection with this Offering, Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.0% of the subscription price per Share (the “Transaction Fee”). The Transaction Fee will apply in connection with the issuance and sale of new Shares by the Company in the Primary Offering and in connection with the sale of Shares by the Selling Stockholders in the Secondary Offering. The aggregate amount paid by the investors related to the Transaction Fee will be allocated to the Company to offset the Offering costs. The Transaction Fee is subject to the 4.5% commission calculation charged by DealMaker Securities. These expenses are included in the maximum compensation set forth in the table above.

Offering Period and Expiration Date

This Offering will start on or after the date on which the Offering Statement is qualified by the SEC, and will terminate at our discretion or, on the Termination Date.

Procedures for Subscribing

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Shares. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5.0% for 90 days).

The Company will be responsible for payment processing fees in relation to this Offering, estimated to be approximately 2.0% of the total proceeds. Upon each closing, funds tendered by investors will be made available to the Company for its use.

In order to invest, you will be required to subscribe to the Offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibits attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investors. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the Primary Offering Maximum Amount.

The Subscription Agreement is to be construed in accordance with and governed by the laws of the State of Texas. The Subscription Agreement provides further that the parties to the Subscription Agreement will submit to the jurisdiction of the state courts of Texas and to the jurisdiction of the United States District Court in the City and County of Austin, Travis County for the purpose of any suit, action or other proceeding arising out of or based upon the Subscription Agreement.

Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding any interpretation of the provisions in the Subscription Agreement to the contrary, pursuant to Section 22 of the Securities Act, investors’ claims asserted under the Securities Act and the rules and regulations thereunder are subject to concurrent state and federal court jurisdiction. Additionally, pursuant to Section 27 of the Exchange Act, and the recent Supreme Court precedent thereunder in Merrill Lynch, Pierce, Fenner & Smith Inc. v. Manning (2016), the federal courts will have exclusive jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to subscribers within 30 days of such rejection without deduction or interest.

The Broker has not investigated the desirability or advisability of investment in the Shares, nor approved, endorsed or passed upon the merits of purchasing the Shares. Broker is not purchasing the Company’s securities for its own account with the intent to resell those, and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.

Commissions and Discounts

The following table sets forth the total discounts and compensation payable to the Broker in connection with this Offering:

	Per Share	Maximum
Public Offering Price	$0.79	$25,000,000	(1)
Transaction Fee	$0.02	$750,000	(2)
Broker and Affiliate Compensation	$0.05	$1,711,500
Proceeds, before expenses, to us	$0.63	$20,038,500	(3)

(1)	This includes the total amount of 26,582,278 Shares subject to the Primary Offering and the total amount of 5,063,291 Shares subject to the Secondary Offering.
(2)	The Transaction Fee does not apply to the Bonus Shares.
(3)	Represents the proceeds, before expenses, to the Company, after deducting $4,000,000, which will be received by the Selling Stockholders, on a pro rata basis, assuming all of their Shares offered in the Secondary Offering are sold.

Selling Stockholders

The Selling Stockholders set forth below will sell up to a maximum of 5,063,291 Shares for up to $4,000,000.

The table below sets forth the names of the Selling Stockholders, the number of shares of capital stock (on an as-converted basis to Series B Common Stock basis) beneficially owned prior to this Offering, the number of Shares being offered in connection with the Secondary Offering and the number of shares of capital stock to be beneficially owned after this Offering, on a fully diluted basis, assuming that all of Selling Stockholders’ Shares are sold in connection with the Secondary Offering.

Subscriptions for the Shares will be allocated between the Company and the Selling Stockholders, with 84% of the gross proceeds in each closing (until the maximum primary amount is reached) payable to the Company in respect of newly issued Shares in the Primary Offering and 16% of the gross proceeds (until the maximum secondary amount is reached) payable to the Selling Stockholders in respect of Shares sold in the Secondary Offering. The portion of the gross proceeds allocated to the Selling Stockholders in any closing will then be apportioned among the Selling Stockholders on a pro rata basis. In each closing in which Selling Stockholders participate, each Selling Stockholder will be entitled to sell its “Pro Rata Portion” of the secondary Shares, which is determined by multiplying (i) the total number of Shares being sold by all Selling Stockholders in that closing by (ii) a fraction, the numerator of which is the number of Shares such Selling Stockholder is offering in this Offering and the denominator of which is the aggregate number of Shares being offered by all Selling Stockholders, as set forth in the table below.

For example, if the Company holds a closing for $1,000,000 in gross proceeds, the Company will issue Shares and receive $840,000 in gross proceeds in the Primary Offering, and the Selling Stockholders, in the aggregate, will receive $160,000 in gross proceeds in the Secondary Offering and will transfer to investors the number of Shares corresponding to that $160,000, apportioned among them based on their respective Pro Rata Portions. Selling Stockholders will not offer fractional Shares, and the number of Shares represented by a Selling Stockholder’s Pro Rata Portion in any closing will be determined by rounding down to the nearest whole Share.

The Broker will receive a 4.5% commission on sales of Shares by the Selling Stockholders through Dealmaker’s platform prior to disbursement to the Selling Stockholder. The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders in connection with the Secondary Offering, except for the Transaction Fee applied on the Shares sold by the Selling Stockholders which will be allocated to the Company to offset the costs of the Offering.

Selling Stockholder	Amount of Shares Owned Prior to the Offering (on a Fully Diluted Basis)	Amount Offered	Amount Owned After the Offering (Assuming Sale of All Amount Offered)	Selling Stockholders Pro Rata Portion (1)
Renji Bijoy	331,893,100	3,481,013	328,412,087	68,75%
Joseph Bernardi	21,248,420	949,367	20,299,053	18.75%
Tatsuya Yamashita	5,674,520	632,911	5,041,609	12.50%
Total	358,816,040	5,063,291	353,752,749	100.00%

(1)	“Pro Rata Portion” represents that portion that a Selling Stockholder may sell in the Offering expressed as a percentage where the numerator is the amount offered by the Selling Stockholder divided by the total number of shares offered by all Selling Stockholders.

All of the aforementioned Selling Stockholders will be entering into an irrevocable power of attorney (“POA”) with an individual, as attorney-in-fact, in which they will be directing the Company and the attorney-in-fact to take the actions necessary in connection with the Offering and the sale of shares. This includes the signature of any required subscription agreements with each purchaser.

Bonus Shares for Certain Investors (Up to 20%)

In connection with this Offering, we have allocated up to 5,316,455 additional Shares to be issued as “Bonus Shares” to eligible investors for no additional consideration, and no Transaction Fee will be applied to any Bonus Shares. This maximum allocation of 5,316,455 Bonus Shares represents 20% of the 26,582,278 Shares offered by the Company in connection with the Primary Offering. Investors who meet specified investment thresholds, and existing investors who make a new cash investment in this Offering, may receive Bonus Shares of up to 20% of the number of Shares purchased with their total cash investment in this Offering at the offering price of $0.79 per Share (excluding any Transaction Fees). Existing investors in the Company who make a new cash investment in this Offering may be entitled to receive additional Bonus Shares equal to 20% of the number of Shares purchased with their total cash investment, in addition to any Bonus Shares earned based on their investment amount. In all cases, eligibility for, and the calculation of, Bonus Shares is based on an investor’s total cash investment in this Offering and is determined without regard to the allocation of the offering proceeds between the Primary Offering and the Secondary Offering, and the total number of Bonus Shares issued in this Offering will not exceed 5,316,455 Shares.

The Company’s current noteholders, including holders of convertible promissory notes issued by the Company, will not be deemed “investors” eligible for Bonus Shares unless and solely to the extent they make a new cash investment in this Offering after qualification by the SEC. No Bonus Shares will be issued in respect of any conversion, exchanger, or cancellation of outstanding indebtedness, including the conversion of any notes issued by the Company, whether before or after qualification of this Offering by the SEC.

The amount of Bonus Shares investors in this Offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	Investment Amount. Investors will be eligible to receive Bonus Shares based on the amount of their investment in this Offering. The below table summarizes the available bonus by amount invested:

Amount Invested	Bonus Shares
$5,000.00+	5%
$10,000.00+	10%
$25,000.00+	15%
$50,000.00+	20%

(ii)	Existing Immersed Investor. Existing investors in the Company will also be eligible to receive Bonus Shares if they invest in this Offering. Each existing investor that invests in this Offering will receive Bonus Shares equal to 20% of the number of shares purchased, rounded down to the nearest whole share.

The maximum amount of Bonus Shares an investor may receive with respect to any single investment in this Offering is 20% of such investor’s total cash investment (i.e., the number of Shares purchased for cash at the offering price of $0.79 per Share, excluding any Transaction Fees, rounded down to the nearest whole Share).

Investors in this Offering are only eligible to receive one Bonus Share benefit, and the bonus tiers are not cumulative. Accordingly, an investor who qualifies both under the investment amount thresholds and as an existing investor will receive Bonus Shares at a rate of 20% of such investor’s total cash investment, and no single investor will receive Bonus Shares in excess of 20% of such investor’s total cash investment in respect of any investment in this Offering. Bonus Shares will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility for Bonus Shares based on records of prior investments in the Company and current investments in this Offering.

Transfer Agent and Registrar

DealMaker Transfer Agent will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

USE OF PROCEEDS

If the Primary Offering Maximum Amount is sold in connection with the Primary Offering (at a public offering price per share of $0.79, plus the $0.02 of Transaction Fee per Share) pursuant to this Offering Circular, our net proceeds (after our estimated offering expenses, broker-dealer discounts and commissions of approximately $1,993,880) are expected to be approximately $19,816,120 (including the Transaction Fee applied on the Selling Stockholders’ Shares, assuming the total Selling Stockholders’ Shares are sold in connection with the Secondary Offering, which will be allocated to the Company to offset the Offering costs). The estimate of the budget for Offering costs is an estimate only and the actual Offering costs may differ. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of the Shares assuming the sale of, respectively, 100%, 75%, 50% and 25% of Shares offered for sale in this Offering.

	Percentage of Offering Sold
Use of Proceeds	100%	75%	50%	25%
Total amount raised	$21,750,000	$15,312,500	$8,875,000	$2,437,500
Product development	$11,580,672	$7,969,234	$4,357,797	$746,359
Salaries and compensation	$5,790,336	$3,984,617	$2,178,898	$373,180
General corporate purposes	$1,930,112	$1,328,206	$726,399	$124,393
Offering Expenses (including broker-dealer fees and commissions)	$1,993,880	$1,644,193	$1,357,505	$1,064,818
Payment and Transaction Processing Fees	$515,000	$386,250	257,500	$128,750

We will not receive any of the proceeds from the sale of Shares being sold by the Selling Stockholders in connection with the Secondary Offering, except for up to $114,600 resulting from the Transaction Fee applied on the Selling Stockholders’ Shares (assuming all Selling Stockholders’ Shares offered in connection with the Secondary Offering are sold), which will be allocated to the Company to offset the Offering costs.

We are an early-stage company that began development efforts in 2017. As set forth above, we expect to utilize the majority of capital raised in connection with this Offering to fund our business strategy, including without limitation, product development, salaries and compensation, general corporate purposes, and offering expenses. Our plan of operations for the next few years includes scaling Visor through mass production, developing a newer version of Visor, the Visor 2, further developing and scaling adoption of Curator AI, as well as other AI initiatives where our hardware provides value to other AI companies.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. This expected use of the net proceeds from the Primary Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. Our management has significant flexibility and broad discretion in applying the net proceeds received in the Primary Offering, including the repayment of any indebtedness. We cannot assure that our assumptions, expected costs and expenses, and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” included in the Offering Circular.

Although our business does not presently generate profit, we believe that if we raise the Primary Offering Maximum Amount, that we will have sufficient capital to finance our operations at least through the end of December 2027. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during and/or after such period, we may be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from the Primary Offering, we may choose to invest the net proceeds in a variety of capital preservation investments, including, without limitation, short-term, investment grade, interest bearing instruments and United States government securities. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products, and/or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.